Exhibit (k)(2)

CIM REAL ASSETS & CREDIT FUND
EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT
THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of the 28th day of February, 2020, by and between CIM Real Assets & Credit Fund, a Delaware statutory trust (the “Company”), and the investment adviser to the Company, CIM Capital IC Management, LLC (the “Adviser”).
WITNESSETH:
WHEREAS, the Adviser renders advice and services to the Company pursuant to the terms and provisions of an Investment Advisory and Management Agreement between the Company and the Adviser dated as of the 28th day of February, 2020 (the “Investment Advisory Agreement”); and
WHEREAS, the Company is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and
WHEREAS, the Adviser desires to limit the Company’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company desires to allow the Adviser to implement those limits;
NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:
1. Limit on Operating Expenses. The Adviser hereby agrees to limit the Company’s current Operating Expenses to an annualized amount equal to 0.75% of the Company’s average daily net assets (the “Annual Limit”). In the event that the current Operating Expenses of the Company, as accrued each month, exceed such Annual Limit, the Adviser hereby agrees to waive such excess expense payable to it (and, to the extent necessary, bear other expenses of, or make payments to, the Company), to the extent that, for any calendar month, Operating Expenses would otherwise exceed the Annual Limit. Adviser further agrees to pay to the Company any excess expense incurred above the Annual Limit within 30 days of being notified that an excess expense payment is due.
2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Company, is defined to include all expenses necessary or appropriate for the operation of the Company, including organizational and certain offering expenses, with the exception of (i) the Management Fee (as defined in the Investment Advisory Agreement), (ii) the Incentive Fee (as defined in the Investment Advisory Agreement), (iii) the Distribution Fee (as defined in the Company’s prospectus), (iv) the Shareholder Services Fee (as defined in the Company’s prospectus), (v) fees and expenses associated with property management, development management and leasing brokerage services for real properties owned by any of the Fund’s wholly-owned real estate investment trust subsidiaries, (vi) dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Company), (vii) brokerage commissions, (viii) acquired fund fees and expenses, (ix) taxes and (x) extraordinary expenses.

3. Reimbursement of Fees and Expenses. If, while the Adviser is the investment manager to the Company, the estimated annualized Operating Expenses for a given month are less than the Annual Limit, the Adviser shall be entitled to reimbursement by the Company of the compensation waived and other expenses borne by the Adviser on behalf of the Company pursuant to this Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Company’s estimated annualized Operating Expenses are less than, for such month, the lesser of the Annual Limit or any other relevant expense limit then in effect with respect to the Company, and provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser may recapture an Operating Expense in any year within the thirty-six month period after the Adviser bears the expense.

4. Term. This Agreement shall become effective upon effectiveness of the Investment Advisory Agreement and shall remain in effect for one (1) year from the effective date of the Company’s Investment Advisory Agreement (the “Effective Period”), unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall thereafter continue in effect for successive twelve-month periods; provided, that such continuance is specifically approved at least annually by a majority of the Trustees of the Company.
5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Company, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Company. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

COMPANY

CIM REAL ASSETS & CREDIT FUND

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer

ADVISER

CIM CAPITAL IC MANAGEMENT, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President